SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2020

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Janus 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

June 28, 2021

We have served as the Plan’s auditor since 2018.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2020	2019
Investments:
Participant-directed investments	$432,037,515	$368,454,546
Nonparticipant-directed investments – Janus Henderson Group plc common stock	17,722,747	14,125,384
Other receivables	-	5,158
Total investments	449,760,262	382,585,088

Notes receivable from participants	1,873,519	1,845,288

Net assets available for benefits	$451,633,781	$384,430,376

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2020
Additions to net assets attributed to:
Net appreciation in fair value of participant-directed investments	$46,673,258
Net appreciation in fair value of nonparticipant-directed investments – Janus Henderson Group plc common stock	4,499,855
Dividends and interest	16,935,397
Net investment income	68,108,510

Interest income on notes receivable from participants	103,789

Contributions to net assets attributed to:
Participants	14,362,569
Sponsor	7,999,243
Participant rollovers	1,443,555
Total contributions	23,805,367

Deductions from net assets attributed to:
Plan expenses	(201,146)
Benefits paid to participants	(24,613,115)
Total deductions	(24,814,261)

Net increase in net assets	67,203,405

Net assets available for benefits:
Beginning of year	384,430,376

End of year	$451,633,781

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 and 2019,
AND FOR THE YEAR ENDED december 31, 2020

1.	DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all U.S. based employees of Janus Henderson Group plc (“JHG”, the “Company” or the “Sponsor”) and affiliated employers who have adopted the Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Participants may also contribute up to 25% of their annual base salary in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 5% of the participant’s compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan. The Sponsor contributions to the profit sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in JHG common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Participants can reinvest dividends earned on JHG common stock to purchase additional shares of JHG common stock or elect to receive dividends in cash.

A participant who is age 50 or older may make catch-up deferral contributions of $6,500 in 2020.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions and in employer matching contributions are based on years of service with JHG or a subsidiary of JHG. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage for the majority of participants is calculated as follows:

Cumulative
Percentage
Years of Service	Vested
After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by the Plan), or leaves employment due to disability (as defined by the Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. Balances exceeding $1,000 are paid upon the distribution date elected by the participant, but no later than April 1 of the calendar year following the calendar year in which the age of 70 1/2 is attained.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Trustee and Recordkeeper — Fidelity Management Trust Company (“Fidelity”) holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2020, forfeited amounts applied against Plan expenses totaled $165,959. There were $38,408 of forfeitures applied against employer contributions for the year ended December 31, 2020. As of December 31, 2020 and 2019, forfeited nonvested accounts totaled $22,336 and $15,020, respectively.

2.	SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan agreement. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 4% of net assets available for benefits as of December 31, 2020 and 2019 were invested in JHG common stock, representing the ESOP portion of the Plan.

COVID-19

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a pandemic. COVID-19 continues to have a significant impact on the global economy primarily through preventive measures taken by businesses and governments to restrict its spread. The extent of the impact of COVID-19 on the Plan's net assets available for benefits also depends on future developments, including the duration of the pandemic and the volatility of the global financial markets, all of which are highly uncertain.

The CARES Act

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed on March 27, 2020. The 401(k) Advisory Committee adopted the following changes to the Janus 401(k) and Employee Stock Ownership Plan in April 2020 for participants impacted by COVID-19:

•	Qualified participants are allowed to delay loan repayments that would otherwise be due between March 27, 2020 and December 31, 2020; and,

•	Special federal income tax treatment is provided for up to $100,000 in distributions made to qualified individuals on and after January 1, 2020 and before December 31, 2020.

The Janus 401(k) and Employee Stock Ownership Plan will amend the Plan by December 31, 2022 (the deadline for retroactive plan amendments).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement. Notes receivable from participants have various maturity dates and interest rates ranging from 2021 to 2034 and 4.25% to 9.25%, respectively.

Administrative Expenses — Plan expenses include loan, distribution and administration fees paid to Fidelity. Other plan expenses include audit, legal and advisory fees. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may at its sole discretion, but is not obligated to, pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee. Administrative fees paid to Fidelity may be reduced to the extent Plan assets are invested in certain Fidelity and non Fidelity investment products. Plan expenses were reduced by $39,364 in 2020 as a result of such investment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2020 and 2019.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was last amended on December 28, 2017 for an administrative matter. The amendment was not impactful to the Plan’s tax-exempt status.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019.

	Fair value measurements
	as of December 31, 2020, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$405,098,716	$-	$-	$405,098,716
Common stock	17,722,747	-	-	17,722,747
Money market funds	20,735,313	-	-	20,735,313
Participant-directed brokerage accounts	6,203,486	-	-	6,203,486
Total	$449,760,262	$-	$-	$449,760,262

	Fair value measurements
	as of December 31, 2019, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$348,952,161	$-	$-	$348,952,161
Common stock	14,125,384	-	-	14,125,384
Money market funds	15,795,419	-	-	15,795,419
Participant-directed brokerage accounts	3,706,966	-	-	3,706,966
Total	$382,579,930	$-	$-	$382,579,930

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2020, are as follows:

Janus Henderson Group plc common stock–at December 31, 2019	$14,125,384

Changes in net assets:
Net appreciation in fair value of investments	4,499,855
Dividends reinvested	799,922
Benefits paid to participants	(591,359)
Forfeitures	(10,859)
Transfers to participant-directed investments	(1,100,196)

Net change	3,597,363

Janus Henderson Group plc common stock–at December 31, 2020	$17,722,747

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JHG and mutual funds and brokerage accounts managed by Fidelity. Certain Plan expenses include loan, distribution and administrative fees paid to Fidelity. JHG is the sponsoring employer of the Plan and Fidelity is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition to mutual funds managed by JHG, the Plan also holds JHG common stock. As of December 31, 2020 and 2019, the Plan held 545,094 and 577,667 shares of JHG common stock with a cost basis of $13,999,111 and $14,856,797, respectively. During the year ended December 31, 2020, the Plan recorded dividend income attributable to JHG common stock of $799,922.

Certain employees of JHG perform administrative work and financial reporting for the Plan and are not compensated by the Plan.

******

SUPPLEMENTAL SCHEDULE

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Fidelity® 500 Index Fund (1)	254,380	Mutual Fund	$33,112,656
Fidelity® Emerging Markets Index Fund (1)	349,076	Mutual Fund	4,447,227
Fidelity® Extended Market Index Fund (1)	62,985	Mutual Fund	5,257,986
Fidelity Freedom® Index 2005 Investor Fund (1)	2,363	Mutual Fund	32,874
Fidelity Freedom® Index 2010 Investor Fund (1)	47,002	Mutual Fund	662,256
Fidelity Freedom® Index 2015 Investor Fund (1)	641	Mutual Fund	9,653
Fidelity Freedom® Index 2020 Investor Fund (1)	23,115	Mutual Fund	378,385
Fidelity Freedom® Index 2025 Investor Fund (1)	19,829	Mutual Fund	362,086
Fidelity Freedom® Index 2030 Investor Fund (1)	8,788	Mutual Fund	167,596
Fidelity Freedom® Index 2035 Investor Fund (1)	103,220	Mutual Fund	2,145,934
Fidelity Freedom® Index 2040 Investor Fund (1)	8,545	Mutual Fund	178,083
Fidelity Freedom® Index 2045 Investor Fund (1)	18,780	Mutual Fund	405,839
Fidelity Freedom® Index 2050 Investor Fund (1)	40,631	Mutual Fund	880,065
Fidelity Freedom® Index 2055 Investor Fund (1)	24,570	Mutual Fund	437,103
Fidelity Freedom® Index 2060 Investor Fund (1)	16,436	Mutual Fund	247,521
Fidelity Freedom® Index 2065 Investor Fund (1)	832	Mutual Fund	10,111
Fidelity Freedom® Index Income Fund (1)	6,340	Mutual Fund	79,890
Fidelity® Total International Index Fund (1)	515,748	Mutual Fund	6,998,705
Fidelity® U.S. Bond Index Fund (1)	343,159	Mutual Fund	4,272,327
Janus Henderson Absolute Return Income Opportunities Fund (1)	93,384	Mutual Fund	847,926
Janus Henderson Adaptive Global Allocation Fund (1)	91,363	Mutual Fund	1,020,519
Janus Henderson Asia Equity Fund (1)	44,220	Mutual Fund	635,889
Janus Henderson Balanced Fund (1)	487,053	Mutual Fund	19,974,054
Janus Henderson Contrarian Fund (1)	625,623	Mutual Fund	16,754,181
Janus Henderson Developed World Bond Fund (1)	203,145	Mutual Fund	2,041,610
Janus Henderson Dividend & Income Builder Fund (1)	38,065	Mutual Fund	530,633
Janus Henderson Emerging Markets Fund (1)	161,982	Mutual Fund	1,921,103
Janus Henderson Emerging Markets Managed Volatility Fund (1)	102,260	Mutual Fund	1,168,837
Janus Henderson Enterprise Fund (1)	98,525	Mutual Fund	15,636,921
Janus Henderson European Focus Fund (1)	5,727	Mutual Fund	222,567
Janus Henderson Flexible Bond Fund (1)	805,671	Mutual Fund	9,184,652
Janus Henderson Forty Fund (1)	635,392	Mutual Fund	32,335,090
Janus Henderson Global Allocation Fund - Conservative (1)	27,702	Mutual Fund	374,530
Janus Henderson Global Allocation Fund - Growth (1)	83,900	Mutual Fund	1,281,146
Janus Henderson Global Allocation Fund - Moderate (1)	43,820	Mutual Fund	615,237

(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Janus Henderson Global Bond Fund (1)	139,479	Mutual Fund	1,464,524
Janus Henderson Global Equity Income Fund (1)	180,442	Mutual Fund	1,194,528
Janus Henderson Global Income Managed Volatility Fund (1)	182,448	Mutual Fund	2,610,834
Janus Henderson Global Life Science Fund (1)	206,853	Mutual Fund	14,736,177
Janus Henderson Global Real Estate Fund (1)	236,769	Mutual Fund	3,122,988
Janus Henderson Global Research Fund (1)	104,567	Mutual Fund	10,186,945
Janus Henderson Global Select Fund (1)	296,218	Mutual Fund	5,183,810
Janus Henderson Global Sustainable Equity Fund (1)	27,256	Mutual Fund	356,511
Janus Henderson Global Technology Fund (1)	334,208	Mutual Fund	18,007,140
Janus Henderson Global Value Fund (1)	184,638	Mutual Fund	2,391,066
Janus Henderson Growth and Income Fund (1)	127,360	Mutual Fund	8,216,025
Janus Henderson High-Yield Fund (1)	507,832	Mutual Fund	4,311,490
Janus Henderson International Managed Volatility Fund (1)	208,867	Mutual Fund	1,917,400
Janus Henderson International Opportunities Fund (1)	50,181	Mutual Fund	1,424,640
Janus Henderson International Value Fund (1)	158,827	Mutual Fund	1,608,922
Janus Henderson Large Cap Value Fund (1)	373,891	Mutual Fund	5,103,606
Janus Henderson Mid Cap Value Fund (1)	357,509	Mutual Fund	5,566,417
Janus Henderson Multi-Sector Income Fund (1)	422,835	Mutual Fund	4,241,030
Janus Henderson Overseas Fund (1)	370,720	Mutual Fund	23,740,921
Janus Henderson Research Fund (1)	245,047	Mutual Fund	9,618,113
Janus Henderson Short-Term Bond Fund (1)	1,318,580	Mutual Fund	4,074,412
Janus Henderson Small Cap Value Fund (1)	277,427	Mutual Fund	5,884,224
Janus Henderson Small-Mid Cap Value Fund (1)	104,234	Mutual Fund	1,297,716
Janus Henderson Triton Fund (1)	310,530	Mutual Fund	12,135,510
Janus Henderson U.S. Managed Volatility Fund (1)	975,779	Mutual Fund	11,309,281
Janus Henderson Value Plus Income Fund (1)	139,236	Mutual Fund	1,681,966
Janus Henderson Venture Fund (1)	81,275	Mutual Fund	8,495,632
Vanguard Balanced Index Fund	1,493,534	Mutual Fund	66,238,231
Vanguard Short-Term Corporate Bond Index Fund	113,976	Mutual Fund	2,578,135
Vanguard Inflation-Protected Securities Fund	62,476	Mutual Fund	1,769,330

(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Fidelity Brokeragelink External Funds (1,3)	2,277,455	Fidelity Brokeragelink Mutual Fund	2,277,455
Fidelity Brokeragelink Fidelity Funds (1,3)	1,608,748	Fidelity Brokeragelink Mutual Fund	1,608,748
Fidelity Brokeragelink Cash Reserves (1,3)	2,317,283	Fidelity Brokeragelink Interest-bearing cash	2,317,283
Janus Henderson Group plc common stock (1,4)	545,094	Common stock	17,722,747
Fidelity Government Money Market Fund (1)	15,697,048	Money Market Fund	15,697,048
Janus Henderson Government Money Market Fund (1)	5,038,265	Money Market Fund	5,038,265

Total investments			449,760,262

Notes receivable from participants (1,5)		Participant loans	1,873,519

Total investments and notes receivable from participants			$451,633,781

(1) Indicates a party-in-interest (Note 5).
(2) Cost information is not required for participant directed investments and is therefore not included.
(3) Fidelity Brokeragelink mutual funds and interest-bearing cash are participant-directed brokerage accounts.
(4) The cost basis of the Janus Henderson Group plc common stock is $13,999,111.
(5) With various maturity dates and interest rates ranging from 2021 to 2034 and 4.25% to 9.25%, respectively.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 28, 2021	By:	/s/ Karlene Lacy

Name:	Karlene Lacy
Title:	Global Head of Tax, Share Plans and Payroll

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.